Attorneys at Law

1180 Avenue of the Americas | 8th Floor

New York, New York 10036

Dial: 212.335.0466

Fax: 917.688.4092

info@foleyshechter.com

www.foleyshechter.com

April 26, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Mail Stop 3561

Washington, D.C. 20549

Attn:	Kyle Wiley, Staff Attorney

Re:	Courtside Group, Inc.
Amendment No. 2 to Registration Statement on Form S-1/A
Filed April 7, 2023
File No. 333-269028

Dear Mr. Wiley:

This firm is outside corporate and securities counsel to Courtside Group, Inc. (the “Company”). We are submitting this letter on behalf of the Company in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) issued to the Company in the Staff’s letter, dated April 20, 2023 (the “Letter”), relating to the Company’s Amendment No. 2 to the Registration Statement on Form S-1/A (File No. 333-269028) filed with the Commission on April 7, 2023 (the “Registration Statement”).

The numbered paragraphs below correspond to the numbered comments in the Letter and for convenience the Staff’s comments are included and presented in bold italics directly above the Company’s response. In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement accordingly and concurrently herewith is filing Amendment No. 3 to the Registration Statement (the “Amendment No. 3”).

{continued on following page}

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.	You disclose that as of March 31, 2023, you are currently required to redeem up to $1,000,000 of the outstanding Bridge Notes, which notice requirement you have received from the holders, and up to an additional $1,000,000 of outstanding Bridge Notes, subject to notice requirement from the holders. However, on page F-46 you appear to disclose that as of April 7, 2023, $1,000,000 has been paid. Please revise your disclosures to be consistent throughout this prospectus indicating as of the most recent date, the amount required to be redeemed and the amount paid.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the Cover Page and throughout Amendment No. 3 accordingly.

About this Prospectus, page ii

2.	You disclose that the information in the prospectus assumes the conversion of all of the Bridge Notes into 3,155,224 shares of common stock. Since certain amounts are required to be redeemed and have been paid, please revise to disclose the number of shares into which the Bridge Notes will be converted only for the portion that has not been or will not be redeemed.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page ii and throughout Amendment No. 3 accordingly. The Company also updated the prospectus to clarify the number of shares of its common stock underlying the outstanding Bridge Notes as a result of the Company’s redemption of $1,000,000 of the Bridge Notes on April 7, 2023.

Summary Unaudited Condensed Consolidated Financial and Operating Data, page 21

3.	Please revise the introduction paragraph to remove references to pro forma information, as you no longer include that information here.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 21 of Amendment No. 3 accordingly.

Summary Pro Forma Unaudited Condensed Consolidated Financial and Operating Data, page 22

4.	As previously requested, please revise to remove the reference to "Pro Forma" in the title as only some of the information presented is pro forma. Also, revise the first introduction paragraph to indicate specifically what information is presented on a historical versus pro forma basis. Further, revise to label the historical amounts "as restated" where appropriate.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 22 of Amendment No. 3 accordingly.

5.	We note you are giving effect to the Bridge Note conversion of 3,155,224 shares. Please revise to reflect shares to be issued in the conversion of the Bridge Notes only for the portion that has not been or will not be redeemed.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 22 and throughout Amendment No. 3 accordingly.

Non-GAAP Financial Measures, page 24

6.	We note your revised disclosure on page 25. Please further revise the first sentence above the second table to state, "The following table sets forth reconciliation of Gross Profit, the most comparable GAAP financial measure, to Contribution Margin for the year ended March 31, 2022..." Similar revisions should be made on page 87.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 24 of Amendment No. 3 accordingly.

* * *

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Staff have any questions or comments, or require any additional information regarding any of the responses or the Amendment No. 3, please contact the undersigned at 212-335-0466 or sablovatskiy@foleyshechter.com or Jonathan Shechter, Esq. at 212-335-0465 or js@foleyshechter.com.

Sincerely,

FOLEY SHECHTER ABLOVATSKIY LLP

/s/ Sasha Ablovatskiy
Sasha Ablovatskiy, Esq.
For the Firm

Cc:	United States Securities and Exchange Commission
Melissa Kindelan, Senior Staff Accountant Christine Dietz, Senior Staff Accountant Kyle Wiley, Staff Attorney Matthew Crispino, Staff Attorney

Courtside Group, Inc.
Kit Gray, President